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                             UNITED STATES             -------------------------
                  SECURITIES AND EXCHANGE COMMISSION           OMB APPROVAL
                         WASHINGTON, D.C. 20549        -------------------------
                                                       OMB Number      3235-0145

                              SCHEDULE 13G             Expires:        31-Aug 91
                                                       Estimated Average burden
                                                       hours per response
                                                       -------------------------

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*



                          Trident International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 895934 10 7
                     ------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (10-88)

                                    Page 1

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CUSIP NO. 895934 10 7                13G                               PAGE 2
---------------------                                                  ------

--------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Advent VII L.P.                                                       04-3181563
      Advent Atlantic and Pacific II L.P.                                   04-3123521
      Advent New York L.P.                                                  04-3095408
      Advent Industrial II L.P.                                             51-0314268
      TA Venture Investors L.P.                                             04-3068354
      TA Associates VII L.P.                                                04-3181388
      TA Associates, Inc.                                                   04-3205751
      TA Associates Service Corporation                                     04-3214469
--------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                             (a)  [X]
                                                                                             (b)  [ ]
--------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Advent VII L.P.                                                       Delaware
      Advent Atlantic and Pacific II L.P.                                   Delaware
      Advent New York L.P.                                                  Delaware
      Advent Industrial II L.P.                                             Delaware
      TA Associates VII L.P.                                                Delaware
      TA Venture Investors L.P.                                             Massachusetts
      TA Associates, Inc.                                                   Delaware
      TA Associates Service Corporation                                     Massachusetts

--------------------------------------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           Advent VII L.P.                                          0
                           Advent Atlantic and Pacific II L.P.                 18,640
                           Advent New York L.P.                                 9,029
                           Advent Industrial II L.P.                            6,718
                           TA Venture Investors L.P.                                0
                           TA Associates VII L.P.                               3,667
     NUMBER OF             TA Associates, Inc.                                    882
                           TA Associates Service Corporation                      882
      SHARES
                     ------------------------------------------------------------------------------------------
   BENEFICIALLY      6     SHARED VOTING POWER

      OWNED BY             N/A
                     ------------------------------------------------------------------------------------------
       EACH          7     SOLE DISPOSITIVE POWER

     REPORTING             Advent VII L.P.                                          0
                           Advent Atlantic and Pacific II L.P.                 18,640
      PERSON               Advent New York L.P.                                 9,029
                           Advent Industrial II L.P.                            6,718
       WITH                TA Venture Investors L.P.                                0
                           TA Associates VII L.P.                               3,667
                           TA Associates, Inc.                                    882
                           TA Associates Service Corporation                      882
                     ------------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           N/A
---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Advent VII L.P.                                                               0
      Advent Atlantic and Pacific II L.P.                                       18,640
      Advent New York L.P.                                                       9,029
      Advent Industrial II L.P.                                                  6,718
      TA Venture Investors L.P.                                                      0
      TA Associates VII L.P.                                                     3,667
      TA Associates, Inc.                                                          882
      TA Associates Service Corporation                                            882
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      Advent VII L.P.                                                                0
      Advent Atlantic and Pacific II L.P.                                          .28
      Advent New York L.P.                                                         .14
      Advent Industrial II L.P.                                                    .10
      TA Associates VII L.P.                                                       .05
      TA Venture Investors L.P.                                                      0
      TA Associates, Inc.                                                          .01
      TA Associates Service Corporation                                            .01
--------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

     *Advent VII L.P., Advent Atlantic & Pacific II L.P., Advent New York
      L.P.,Advent Industrial II L.P., TA Associates VII L.P. and TA Venture
      Investors L.P. are Limited Partnerships. TA Associates, Inc. and TA
      Associates Service Corporation are Corporations.
--------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                   Page 3

ITEM 1(a)    NAME OF ISSUER: Trident International, Inc.

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             1114 Federal Road
             Brookfield, CT 06804

ITEM 2(a)    NAME OF PERSON FILING:
             Advent VII L.P.
             Advent Atlantic and Pacific II L.P.
             Advent New York L.P.
             Advent Industrial II L.P.
             TA Venture Investors L.P.
             TA Associates VII L.P.
             TA Associates, Inc.
             TA Associates Service Corporation

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:
             c/o TA Associates
             125 High Street, Suite 2500
             Boston, MA 02110

ITEM 2(c)    CITIZENSHIP:  Not Applicable

ITEM 2(d)    TITLE OF CLASS OF SECURITIES: Common

ITEM 2(e)    CUSIP NUMBER: 895934 10 7

Item 3: IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4       OWNERSHIP
ITEM 4(a)    AMOUNT BENEFICIALLY OWNED:                      COMMON STOCK
                                                             ------------
             Advent VII L.P.                                           0
             Advent Atlantic and Pacific II L.P.                  18,640
             Advent New York L.P.                                  9,029
             Advent Industrial L.P.                                6,718
             TA Associates VII L.P.                                3,667
             TA Venture Investors Limited Partnership                  0
             TA Associates, Inc.                                     882
             TA Associates Service Corporation                       882

ITEM 4(b)    PERCENT OF CLASS:                               PERCENTAGE
                                                             ----------
             Advent VII L.P.                                       0
             Advent Atlantic and Pacific II L.P.                 .28
             Advent New York L.P.                                .14
             Advent Industrial L.P.                              .10
             TA Associates VII L.P.                              .05
             TA Venture Investors Limited Partnership              0
             TA Associates, Inc.                                 .01
             TA Associates Service Corporation                   .01

ITEM 4(c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
             (i) SOLE POWER TO VOTE OR DIRECT THE VOTE:      COMMON STOCK
                                                             ------------
             Advent VII L.P.                                           0
             Advent Atlantic and Pacific II L.P.                  18,640
             Advent New York L.P.                                  9,029
             Advent Industrial L.P.                                6,718
             TA Associates VII L.P.                                3,667
             TA Venture Investors Limited Partnership                  0
             TA Associates, Inc.                                     882
             TA Associates Service Corporation                       882

             (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:       N/A
             (iii) SOLE POWER TO DISPOSE OR DIRECT THE
                   DISPOSITION:                              COMMON STOCK
                                                             ------------
             Advent VII L.P.                                           0
             Advent Atlantic and Pacific II L.P.                  18,640
             Advent New York L.P.                                  9,029
             Advent Industrial  L.P.                               6,718
             TA Associates VII L.P.                                3,667
             TA Venture Investors Limited Partnership                  0
             TA Associates, Inc.                                     882
             TA Associates Service Corporation                       882

             (iv)  SHARED POWER TO DISPOSE OR DIRECT THE
                   DISPOSITION                                    N/A

ITEM 5:      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6:      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
             Not Applicable



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                                                                        Page 4


ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
          Not Applicable

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          This schedule 13G is filed pursuant to Rule 13d-1(c). For the agreement of group members to a joint filing, see below.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10:  CERTIFICATION: Not Applicable


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING
Advent VII L.P., Advent Atlantic and Pacific II L.P., Advent New York L.P., TA Associates VII, L.P., TA Venture Investors Limited Partnership, TA Associates, Inc. and TA Associates Services Corporation hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Trident International, Inc.


Dated:


ADVENT VII L.P.
By: TA Associates VII L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director


ADVENT ATLANTIC AND PACIFIC II L.P.
By: TA Associates AAP II Partners L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director


ADVENT NEW YORK L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director

TA ASSOCIATES VII L.P.

By: TA Associates, Inc.

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director

TA VENTURE INVESTORS LIMITED PARTNERSHIP

By:
   --------------------------------------------------------
   Katherine S. Cromwell, General Partner

TA ASSOCIATES INC.

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director

TA ASSOCIATES SERVICES CORPORATION

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Clerk